Exhibit 99.1

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Nova Appoints Nick Bright to its Board of Directors

REHOVOT, Israel – August 1, 2007 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that Mr. Nick Bright has been appointed to its Board of Directors, effective immediately.

Mr. Bright’s career includes 25 years in the semiconductor industry. Mr. Bright is Executive Vice President of products at Lam Research Corporation. Prior to joining Lam Research in 1998, Mr. Bright spent 16 years at Applied Materials, Inc. in a variety of management positions in engineering and technology groups within etch, ion implant and automation. Before joining Applied Materials, he held management positions at General Electric Co., in the United Kingdom and ABB in Sweden.

“We are delighted to welcome Nick to Nova’s Board of Directors. Nick’s extensive experience in the semiconductor equipment industry will be of great benefit to Nova”, said Michael Brunstein, Chairman of Nova.

“Nick joins our board at an important time for Nova,” said Gabi Seligsohn, President and CEO of Nova. “His industry background, distinguished career with some of the most respected companies in the world, and personal leadership skills will be a valuable asset as we pursue the next phase of growth for the company.”

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.